UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760129
(CUSIP Number)
Alastair Macdonald
Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Tel: (441) 295-5913
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1
(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D		Page 2 of 8
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Jelco Delta Holding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	139,357,256 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	139,357,256 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		139,357,256 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		88.5%

14.	Type of Reporting Person (See Instructions)

CO

(1)
Includes (i) 22,222,222 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco Delta Holding Corp. and (ii) 37,583,334 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, issued by the Issuer to Jelco Delta Holding Corp.  See Item 6.

Schedule 13D		Page 3 of 8
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
	Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	4,267,173

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	4,267,173

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		4,267,173

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		4.4%

14.	Type of Reporting Person (See Instructions)

	CO

Schedule 13D		Page 4 of 8
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Claudia Restis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Italy

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	147,895,822 (1)(2)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	143,624,429 (2)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		147,895,822

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		94.0%

14.	Type of Reporting Person (See Instructions)

IN

(1)
Includes 4,271,393 shares of Common Stock which Claudia Restis may be deemed to beneficially own by virtue of a proxy granted to Claudia Restis by Plaza Shipholding Corp., pursuant to which Claudia Restis may be deemed to share the power to vote such shares of Common Stock.  See Item 6 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on April 13, 2015.

(2)
Includes (i) 22,222,222 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco Delta Holding Corp. and (ii) 37,583,334 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, issued by the Issuer to Jelco Delta Holding Corp.  See Item 6.

Schedule 13D		Page 5 of 8
CUSIP No.	Y 73760129

INTRODUCTION

This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on March 12, 2015, as amended on April 13, 2015, by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of the Common Stock (as defined in Item 1, below) of Seanergy Maritime Holdings Corp.

ITEM 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 16 Grigoriou Lambraki Street, 166 74 Glyfada, Athens, Greece.

ITEM 2.	Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Principal Business

Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Comet Shipholding Inc.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Claudia Restis (1)	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Italy	Business and Philanthropy
(1) Claudia Restis is the beneficial owner of 100% of the capital stock of each of the corporate Reporting Persons through a revocable trust (the "Trust") of which she is beneficiary.

(d) – (e)  None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule 13D		Page 6 of 8
CUSIP No.	Y 73760129

ITEM 3.	Source and Amount of Funds or Other Consideration.

Jelco Delta Holding Corp. ("Jelco") is reporting the acquisition of 19,449,900 shares of Common Stock on September 11, 2015, 13,278,700 shares of Common Stock on September 29, 2015 and 17,382,600 shares of Common Stock on October 21, 2015, at a price of $0.18 per share, pursuant to a Share Purchase Agreement entered into between the Issuer and Jelco dated September 7, 2015, a copy of which is attached hereto as Exhibit C and the terms of which are incorporated herein by reference. No borrowed funds were used to purchase the Acquired Shares, other than funds borrowed from affiliates of the Reporting Persons used for working capital purposes in the ordinary course of business.  In addition, the Issuer granted a convertible promissory note to Jelco, dated September 7, 2015, in a principal amount of $6,765,000 (the "Convertible Promissory Note"), a copy of which is attached hereto as Exhibit B and the terms of which are incorporated herein by reference.  Pursuant to the Convertible Promissory Note, the outstanding principal amount of the Convertible Promissory Note is convertible into shares of Common Stock at any time at Jelco's option at a conversion price of $0.18 per share.

Other than as described above, no material change from the Schedule 13D filed with the Commission on March 12, 2015, as amended on April 13, 2015.

ITEM 4.	Purpose of Transaction.

No material change from the Schedule 13D filed with the Commission on March 12, 2015, as amended on April 13, 2015.

Except as set forth above and as previously disclosed in the original Schedule 13D filed with the Commission on March 12, 2015, no Reporting Person has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer, the Issuer had 97,612,971shares of Common Stock outstanding as of the date hereof.  Based upon the foregoing, as of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

Name	Percentage of Shares Beneficially Owned	Voting		Dispositive
		Sole	Shared	Sole	Shared
Jelco Delta Holding Corp.	88.5%	0	139,357,256 (2)	0	139,357,256 (2)
Comet Shipholding Inc.	4.4%	0	4,267,173	0	4,267,173
Claudia Restis	94.0%	0	147,895,822 (1)(2)	0	143,624,429 (2)

(1)
Includes 4,271,393 shares of Common Stock which Claudia Restis may be deemed to beneficially own by virtue of a proxy granted to Claudia Restis by Plaza Shipholding Corp., pursuant to which Claudia Restis may be deemed to share the power to vote such shares of Common Stock.  See Item 6 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on April 13, 2015.

(2)
Includes (i) 22,222,222 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco Delta Holding Corp. and (ii) 37,583,334 shares of Common Stock which Jelco Delta Holding Corp. may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, issued by the Issuer to Jelco Delta Holding Corp.  See Item 6.

(c) Except as set forth above, no other transactions in the Common Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d) N/A

(e) N/A

Schedule 13D		Page 7 of 8
CUSIP No.	Y 73760129

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Jelco received customary registration rights in connection with the acquisition of the option to purchase shares of Common Stock pursuant to a Registration Rights Agreement dated September 7, 2015, attached hereto as Exhibit D.

Other than as described above, no material change from the Schedule 13D filed with the Commission on March 12, 2015, as amended on April 13, 2015.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement among Jelco Delta Holding Corp., Comet Shipholding Inc. and Claudia Restis.*
Exhibit B	Convertible Promissory Note, dated September 7, 2015.
Exhibit C	Share Purchase Agreement, dated September 7, 2015, by and among Seanergy Maritime Holdings Corp. and Jelco Delta Holding Corp.
Exhibit D	Registration Rights Agreement, dated September 7, 2015, by and among Seanergy Maritime Holdings Corp. and Jelco Delta Holding Corp.

*	Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2015

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

COMET SHIPHOLDING INC.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

/s/ Claudia Restis
Claudia Restis

Exhibit B

NEITHER THE SECURITIES REPRESENTED BY THIS NOTE NOR THE SECURITIES ISSUABLE UPON THE CONVERSION OF THIS NOTE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS, AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) AN EXEMPTION FROM SUCH REGISTRATION EXISTS AND THE MAKER RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF SUCH SECURITIES, WHICH COUNSEL AND OPINION ARE SATISFACTORY TO THE MAKER, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS.
_____________

REVOLVING CONVERTIBLE PROMISSORY NOTE

For an amount of up to $6,765,000	Athens, Greece September 7, 2015

Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker"), the executive office of which is located at 16, Grigoriou Lambraki Str., 16674 Glyfada, Athens Greece, for value received, hereby promises to pay to the investor set forth in Schedule 1 attached hereto, or its respective registered assigns (the "Holder"), the amounts due under this Note as set forth below. Except as otherwise set forth herein, payment for all amounts due hereunder shall be made by wire transfer of immediately available funds, in lawful tender of the United States, to an account designated in writing by the Holder.
The following is a statement of the rights of the Holder of this Note and the conditions to which this Note is subject, and to which the Holder hereof, by the acceptance of this Note, agrees:
1.            Definitions. As used in this Note, the following terms, unless the context otherwise requires, have the following meanings:
1.1            "Applicable Limit" means the maximum principal amount available for drawing hereunder at any relevant time and being on the date hereof six million seven hundred sixty five thousand Dollars ($6,765,000) and being reduced by one million Dollars ($1,000,000) on the first, second, and third Reduction Date;
1.2            "Drawdown Date" shall mean the date on which a Revolving Advance is made available hereunder;

1.3            "Drawdown Notice" shall mean each written notice given by the Maker to the Holder pursuant to Section 7.1 substantially in the form set out in Schedule 2 hereto;
1.4            "Holder" when the context refers to a holder of this Note, shall mean any person who shall at the time be the registered holder of this Note;
1.5            "Maturity Date" shall mean the date falling five (5) years from the initial Drawdown Date;
1.6            "Note" means a revolving note in the principal amount of up to six million seven hundred sixty five thousand Dollars ($6,765,000) at any one time outstanding to be made available to the Maker by the Holder in multiple Revolving Advances as the same may be reduced in accordance with the terms and conditions of this Note or, if the context may so require, so much thereof as shall for the time being be outstanding hereunder; and
1.7            "Reduction Date" means each of the three (3) dates falling after the initial Drawdown Date as follows: the first Reduction Date to occur after two (2) years from the date of the initial Drawdown Date and the other two (2) Reduction Dates to occur at consecutive annual intervals thereafter on which Reduction Dates the Applicable Limit shall be reduced pursuant to the provisions of this Note; provided that, if the date of each Reduction Date is not a business day, the respective Applicable Limit shall be reduced on the next following business day;
1.8            "Revolving Advances" shall mean the advances made available to the Maker by the Holder under this Note.
2.            Use of Proceeds. The proceeds of this Note shall be used for the purpose of providing working and investment capital and also for general corporate purposes of the Maker.
3.            Interest. The Maker shall pay interest on the outstanding principal amount of this Note at the rate equal to the sum of (a) 5% per annum and (b) the three (3) month London Interbank Offered Rate for deposits in Dollars determined at or about 11.00 a.m. (London time) two (2) business days prior to the first day of each interest period. Each interest period shall be of three (3) months each commencing on the initial Drawdown Date. Each interest payment shall be made on the end of the respective interest period. In case the date of each interest payment is not a business day, the respective interest shall be payable on the next following business day. All interest payable under this Note shall accrue from day to day and be calculated on the basis of actual days elapsed and a 360-day year. Notwithstanding the above, the last interest period shall end on the Maturity Date.
4.            Events of Default. If any of the events specified in this Section 4 shall occur (herein individually referred to as an "Event of Default"), the Maker agrees to give the Holder prompt written notice of such event. The Holder may, so long as such condition exists or has not been cured during the applicable cure period (whether or not the Holder has received notice of such event), declare the entire outstanding principal amount and unpaid accrued interest hereon immediately due and payable; provided that upon occurrence of an Event of Default specified in subsection 4.5 below, all principal and interest shall automatically become immediately due and payable in full:
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4.1            Any breach by the Maker of any material representation, warranty or covenant in this Note, which results in a Material Adverse Effect on the Maker's business, operations or financial condition, if, in the event of any such breach, such breach shall not have been cured by the Maker within 30 days after the earlier to occur of (a) written notice to the Maker of such breach, and (b) the Maker's actual knowledge of such breach; or
4.2            The institution by the Maker of proceedings to be adjudicated as bankrupt or insolvent, or the consent by it to institution of bankruptcy or insolvency proceedings against it or the filing by it of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the consent by it to the filing of any such petition or the appointment of a receiver, liquidator, assignee, trustee or other similar official of the Maker, or of any substantial part of their respective property, or the making by it of an assignment for the benefit of creditors, or the taking of corporate action by the Maker in furtherance of any such action; or
4.3            If, within thirty (30) days after the commencement of an action against the Maker seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such action shall not have been resolved in favor of the Maker, as the case may be, or all orders or proceedings thereunder affecting the operations or the business of the Maker, as the case may be, stayed, or if the stay of any such order or proceeding shall thereafter be set aside, or if, within sixty (60) days after the appointment without the consent or acquiescence of the Maker, as the case may be, of any trustee, receiver or liquidator of the Maker or of all or any substantial part of the respective properties of the Maker, such appointment shall not have been vacated; or
4.4            The Maker or any of its subsidiaries shall default in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any material indebtedness thereof involving the borrowing of money or the extension of credit in excess of $750,000, or a default shall occur in the performance or observance of any obligation or condition with respect to such indebtedness if the effect of such default is to accelerate the maturity of any such indebtedness, or such default shall continue un-remedied for any applicable period of time sufficient to permit the holder or holders of such indebtedness, or any trustee or agent for such holders, to cause such indebtedness to become due and payable prior to its expressed maturity; or
4.5            The failure to pay principal, interest or any other sums under this Note to the Holder on the due date therefor as provided herein, or, to issue and deliver shares of the Maker's common stock, par value $0.0001 per share (the "Maker Common Stock"), in accordance with Section 7 hereof.
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5.            Repayment.
5.1            The aggregate of all the outstanding principal amount and all accrued and unpaid interest under this Note shall be repaid by the Maker on the Maturity Date whereupon the Note shall be cancelled.
5.2            The Maker accepts and agrees that on each Reduction Date, the maximum amount of the Note shall be reduced to the Applicable Limit available on such Reduction Date and, in the event that on any Reduction Date the outstanding principal amount under the Note on such Reduction Date exceeds the Applicable Limit available on such Reduction Date, the Maker shall pay to the Holder on such Reduction Date such amount required in order to reduce the outstanding principal amount under the Note to the Applicable Limit available on such Reduction Date.
6.            Prepayment. Except as set forth in Section 5.2 and Section 8, this Note may not be prepaid in full or in part without the express written consent of the Holder.
7.            Notice of Drawdown.

7.1            Subject to (i) no Event of Default or an event which, with the giving of notice or passage of time or satisfaction of any other condition or any combination of the foregoing, would be an Event of Default, having occurred and (ii) the receipt by the Holder of a Notice of Drawdown in the form set out in Schedule 2 hereto not later than 11.00 a.m. (London time) two (2) business days prior to the relevant Drawdown Date setting out the amount of such Revolving Advance and the Drawdown Date, each Revolving Advance shall be made available to the Maker in accordance with and on the terms and conditions of this Note.
7.2            No Revolving Advance shall be made if, upon making such Revolving Advance, the aggregate amount of all Revolving Advances made pursuant to Section 7.1 would be in excess of the Applicable Limit.
8.            Conversion.
8.1            Conversion. The Holder may by notice in writing to the Maker elect at any time to convert the whole or any part of outstanding principal amount of this Note into a number of fully paid and nonassessable shares of the Maker Common Stock (the "Conversion Shares") equal to the amount of the Note being converted divided by a conversion price equal to $0.18 per share, as such conversion price may be adjusted pursuant to the terms hereof (the "Conversion Price").
8.2            Conversion Procedure. Before the Holder converts this Note into shares of the Maker Common Stock, it shall give written notice in the form set forth in Schedule 3 by mail, postage prepaid, to the Maker as set forth in Section 14 below, of its conversion election pursuant to Section 8.1, and the amount of the Note being converted, if less than all. The Maker shall, as soon as practicable thereafter but in any case no later than five (5) days after the date of the Holder's notice under Section 8.1, deliver to the Holder such number of shares of Maker Common Stock as applicable based on the amount of the Note subject to conversion and the applicable Conversion Price.
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8.3            Mechanics and Effect of Conversion. No fractional shares of the Maker Common Stock shall be issued upon conversion of this Note. In lieu of the Maker issuing any fractional shares to the Holder upon the conversion of this Note, the number of shares of the Maker Common Stock issued upon the conversion of this Note shall be rounded up to the nearest whole share.  Upon delivery of the Conversion Shares pursuant to Section 8.2, the outstanding principal amount of the Note shall be reduced by the amount of the Note subject to such conversion.
9.            Conversion Price Adjustments.
9.1            Adjustments for Stock Splits and Subdivisions. In the event the Maker should, at any time or from time to time after the date of issuance hereof, fix a record date for the effectuation of a split or subdivision of the outstanding shares of the Maker Common Stock or the determination of holders of the Maker Common Stock entitled to receive a dividend or other distribution payable in additional shares of the Maker Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of the Maker Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of the Maker Common Stock or the Common Stock Equivalents (including the additional shares of the Maker Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of this Note shall be appropriately decreased so that the number of shares of the Maker Common Stock issuable upon conversion of this Note shall be increased in proportion to such increase of outstanding shares.
9.2            Adjustments for Reverse Stock Splits. If the number of shares of the Maker Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding shares of the Maker Common Stock, then, following the record date of such combination, the Conversion Price for this Note shall be appropriately increased so that the number of shares of the Maker Common Stock issuable on conversion hereof shall be decreased in proportion to such decrease in outstanding shares.
9.3            Notices of Record Date, etc.  In the event of:
9.3.1            Any taking by the Maker of a record of the holders of any class of securities of the Maker for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right; or
9.3.2            Any capital reorganization of the Maker, any reclassification or recapitalization of the capital stock of the Maker or any transfer of all or substantially all of the assets of the Maker to any other person or any consolidation or merger involving the Maker; or
9.3.3            Any voluntary or involuntary dissolution, liquidation or winding-up of the Maker;
the Maker will mail to the holder of this Note at least five (5) business days prior to the earliest date specified therein, a notice specifying:
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9.3.3.1                  The date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right; and
9.3.3.2                  The date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding-up is expected to become effective and the record date for determining stockholders entitled to vote thereon.
10.            Reservation of Stock Issuable Upon Conversion. The Maker shall at all times reserve and keep available out of its authorized but unissued shares of the Maker Common Stock solely for the purpose of effecting the conversion of this Note under Section 8.2 such number of its shares of the Maker Common Stock as shall from time to time be sufficient to effect the conversion of the Note under Section 8.2; and if at any time the number of authorized but unissued shares of the Maker Common Stock shall not be sufficient to effect the conversion of the entire outstanding principal amount of this Note under Section 8.2, in addition to such other remedies as shall be available to the Holder of this Note, the Maker will use their respective best efforts to take such corporate action as may, in the opinion of its respective counsel, be necessary to increase its authorized but unissued shares of the Maker Common Stock to such number of shares as shall be sufficient for such purposes.
11.            Registration Rights. The Holder shall be entitled to the registration rights set forth in that certain Registration Rights Agreement of even date herewith entered into among the Maker and the Holder.
12.            Assignment. The rights and obligations of the Maker and the Holder under this Note shall be binding upon and benefit the successors and assigns of the parties. This Note may not be assigned or transferred by the parties except in accordance with the terms hereof.
13.            Amendment. Any provision of this Note may be amended or modified upon the written consent of the Maker and the Holder.
14.            Notices.  All notices, requests, consents and other communications under this Note shall be in writing and shall be deemed delivered (i) upon delivery when delivered personally, (ii) upon receipt if by facsimile transmission (with confirmation of receipt thereof), or (iii) one (1) business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:
If to the Maker:
Seanergy Maritime Holdings Corp.
P.O. Box 70010
16601 Glyfada, Athens Greece
Facsimile: +30 210 9638404
Attention: Chief Executive Officer
If to Holder:
Jelco Delta Holding Corp.
Western Isles
Jardine House, 4th Floor,
33-35 Reid Street
P.O. Box HM 1431
Hamilton HM FX, Bermuda
Facsimile: Fax: 441 296-0329
Attention: Alastair Macdonald
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Any party hereto may by notice so given change its address for future notice hereunder. Notice shall conclusively be deemed to have been given when personally delivered, faxed, or when deposited in the mail in the manner set forth above and shall be deemed to have been received when delivered.
15.            No Stockholder Rights.  Nothing contained in this Note shall be construed as conferring upon the Holder or any other person the right to vote or to consent or to receive notice as a stockholder in respect of meetings of stockholders for the election of directors of the Maker or any other matters or any rights whatsoever as a stockholder of the Maker; and no dividends shall be payable or accrued in respect of this Note or the Conversion Shares obtainable hereunder until, and only to the extent that, this Note shall have been converted.
16.            Usury. This Note is hereby expressly limited so that in no event whatsoever, whether by reason of acceleration of maturity of the loan evidenced hereby or otherwise, shall the amount paid or agreed to be paid to the Holder hereunder for the loan, use, forbearance or detention of money exceed that permissible under applicable law. If at any time the performance of any provision of this Note or of any other agreement or instrument entered into in connection with this Note involves a payment exceeding the limit of the interest that may be validly charged for the loan, use, forbearance or detention of money under applicable law, then automatically and retroactively, ipso facto, the obligation to be performed shall be reduced to such limit, it being the specific intent of the Maker and the Holder that all payments under this Note are to be credited first to interest as permitted by law, but not in excess of (i) the agreed rate of interest set forth herein or therein or (ii) that permitted by law, whichever is the lesser, and the balance toward the reduction of principal. The provisions of this Section 15 shall never be superseded or waived and shall control every other provision of this Note and all other agreements and instruments between the Maker and the Holder entered into in connection with this Note.
17.            Collection Costs.  The Maker shall pay the Holder all costs it may incur in connection with the collection of amounts due under this Note, including but not limited to attorneys' fees, whether incurred prior to the filing of a legal action, during arbitration, during enforcement, on in bankruptcy.
7

18.            Governing Law; Consent to Jurisdiction.  This Note shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof). Any dispute regarding this Agreement shall be exclusively referred to arbitration in London and conducted in accordance with the Arbitration Act 1996 (England and Wales) or any statutory modification or re-enactment thereof, and the parties agree to submit to the personal and exclusive jurisdiction and venue of such arbitrators. Any and all disputes hereunder shall be referred by the parties hereto to three arbitrators, each party to appoint one arbitrator and the two so appointed shall appoint the third who shall and as chairman of such panel of arbitrators.  Upon receipt by one party of the nomination in writing of such other party's arbitrator, that party shall appoint its arbitrator within ten days, failing which the decision of the single arbitrator appointed shall apply. The two arbitrators so appointed shall appoint the third arbitrator within ten days, failing which the single arbitrator shall act as sole arbitrator and any decision of the sole arbitrator shall be binding on both parties. The arbitration shall be conducted in accordance with the terms of the London Maritime Arbitrators Association ("LMAA") then in effect.  The parties agree that any tribunal constituted under this Agreement shall have the power to order consolidation of proceedings or concurrent hearings in relation to any and all disputes arising out of or in connection with this Note or the other documents contemplated thereby, which involve common questions of fact or law, and to make any orders ancillary to the same, including, without limitation, any orders relating to the procedures to be followed by the parties in any such consolidated proceedings or concurrent hearings. Consolidated disputes are to be heard by a maximum of three arbitrators, each party to have the right to appoint one arbitrator. In case a dispute arises as to whether consolidation is appropriate (including without limitation conflicting orders of relevant tribunals) and/or as to the constitution of the tribunal for any such consolidated proceedings, each party shall have the right to apply to the President for the time being of the LMAA for final determination of the consolidation of the proceedings and/or constitution of such tribunal.
19.            Heading; References. All headings used herein are used for convenience only and shall not be used to construe or interpret this Note. Except where otherwise indicated, all references herein to Sections refer to Sections hereof.
20.            Waiver. The Maker hereby waives demand, notice, presentment, protest and notice of dishonor.
IN WITNESS WHEREOF, the Maker has caused this Note to be issued this 7 day of September, 2015.
SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatis Tsantanis
	Name:	Stamatis Tsantanis
	Title:	Chief Executive Officer

8

Accepted by

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair B. Macdonald
	Name:	Alastair B. Macdonald
	Title:	Director

9

SCHEDULE 1

Name and Address of Investor
Jelco Delta Holding Corp. c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda

10

SCHEDULE 2
FORM OF DRAWDOWN NOTICE

To:	Jelco Delta Holding Corp. Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda (the "Holder")
 [●], 2015
Re: $6,765,000 Revolving Convertible Promissory Note dated August [ ], 2015 made between (A) Seanergy Maritime Holdings Corp. (the "Maker") and (B) Jelco Delta Holding Corp. (the "Holder")

We refer to the Revolving Convertible Promissory Note and hereby give you notice that we wish to draw a Revolving Advance in the amount of $([●]) (Dollars [●]) on [●]. The funds should be credited to [●][●] [name and number of account] held in [●][name of bank].

Words and expressions defined in the Revolving Convertible Promissory Note Agreement shall have the same meanings when used herein.

THE MAKER,
SEANERGY MARITIME HOLDINGS CORP.

By:
Name: Stamatis Tsantanis
Title: Chief Executive Officer
11

SCHEDULE 3
FORM OF NOTICE OF CONVERSION

NOTICE OF CONVERSION
(To Be Signed Only Upon Conversion of Note)
TO ___________
The undersigned, the holder of the foregoing Note, hereby surrenders such Note for conversion into shares of Common Stock of Seanergy Maritime Holdings Corp. to the extent of $__________________  of the unpaid principal amount of such Note, and requests that the certificates for such shares be issued in the name of, and delivered to ____________________, whose address is _______________________________________________________________.
Dated: _____________________

(Signature must conform in all respects to name of holder as specified on the face of the Note)

(Address)

12

Exhibit C
SHARE PURCHASE AGREEMENT

by and among

SEANERGY MARITIME HOLDINGS CORP.
as Seller

and

JELCO DELTA HOLDING CORP.
as Purchaser

Dated as of September 7, 2015

SCHEDULE A                                        FORM OF LETTER OF NOMINATION
SCHEDULE B                                        SHARE AND PURCHASE PRICE ALLOCATION
SCHEDULE C                                        FORM OF JOINDER TO SHARE PURCHASE AGREEMENT
SCHEDULE D                                        FORM OF REGISTRATION RIGHTS AGREEMENT

i

SHARE PURCHASE AGREEMENT
THIS SHARE PURCHASE AGREEMENT (this "Agreement"), dated as of September 7, 2015, by and among SEANERGY MARITIME HOLDINGS CORP., a corporation organized under the laws of the Republic of the Marshall Islands (the "Company"), and Jelco Delta Holding Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the "Purchaser").
WHEREAS, the Purchaser is related to a certain Company's principal shareholder.
WHEREAS, the Company desires to raise additional equity capital through the issuance and sale of a total of 50,111,200 of the Company's common shares in three tranches in the manner set forth on Schedule B, par value $0.0001 per share (the "Shares"), at the price of U.S.$0.18 per share, to the Purchaser or any of the Purchaser' nominated parties (the "Nominated Party(ies)"), and the Purchaser (or the Nominated Party as the case may be) desire to buy the Shares, subject to the terms and conditions set forth in this Agreement.
WHEREAS, the Purchaser may nominate a Nominated Party, in which case the Purchaser will send to the Company a letter of nomination in the form attached hereto as Schedule A latest five (5) days prior to each Closing Date, which shall be promptly acknowledged by the Company.
NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
 PURCHASE AND SALE OF SHARES
Section 1.01                          Authorization of Issuance and Sale of Shares.  The Company's board of directors, acting through a special independent committee, has authorized the issuance and sale of the Shares to the Purchaser or the Nominated Party as the case may be in three tranches.
Section 1.02                          Sale and Purchase.  Upon the terms and subject to the conditions of this Agreement, the Company hereby agrees to issue and sell the Shares to the Purchaser (or the Nominated Party as the case may be), and the Purchaser agree to purchase the Shares from the Company, allocable between the Purchaser or the Nominated Party in the manner set forth on Schedule B.
Section 1.03                          Purchase Price.  The aggregate purchase price for the Shares shall be in an amount equal to nine million twenty thousand and sixteen United States Dollars (U.S.$9,020,016) (the "Purchase Price"), allocable between the Purchaser or the Nominated Party, which shall be paid by the Purchaser or the Nominated Party to the Company in three tranches at each relevant Closing Date in the manner set forth on Schedule B.

Section 1.04                          Time and Place of Closings.  Upon the terms and subject to satisfaction or waiver of the conditions contained in this Agreement, there will be three (3) closings of the transactions contemplated by this Agreement (the "Closings") which will take place on dates to be agreed in writing each one not later than by the close of business on 30 November, 2015 at the offices of the Company or at such other place or time as the parties may agree in writing.  The date on which the Closings occur is herein referred to as the "Closing Dates" and the Closings shall be deemed to have occurred as of the close of business of each respective Closing Date.
Section 1.05                          Closing Payments and Delivery of Securities.  Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, the Purchaser or the Nominated Party shall deliver to the Company, pursuant to wire instructions furnished separately, an amount equal to the part of the Purchase Price for the number of Shares for each the three tranches in immediately available U.S. funds, and the Company shall issue and deliver to the Purchaser or the Nominated Party stock certificates representing number of the Shares, allocable between the Purchaser or the Nominated Parties in the manner set forth on Schedule B.
Section 1.06                          Nominated Party. In case any of the Purchaser nominates a Nominated Party, such Purchaser agrees that it will procure that the Nominated Party executes a Joinder to this Agreement in the form attached hereto as Schedule C.
ARTICLE II
 CONDITIONS TO CLOSING
Section 2.01                          Mutual Conditions.  The respective obligations of each party to consummate the issuance and sale and the purchase of the Shares shall be subject to the satisfaction of each of the following conditions (any or all of which may be waived by a particular party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable law):
(a)            the Company and the Purchaser or the Nominated Party, shall have entered into and shall have executed a registration rights agreement with respect to the Shares in the form attached hereto as Schedule D (the "Registration Rights Agreement");
(b)            no statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any federal, state, local or foreign political subdivision, court, administrative agency, board, bureau, commission or department or other governmental authority or instrumentality (each, a "Governmental Authority") which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated by this Agreement or makes the transactions contemplated hereby illegal;
(c)            there shall not be pending any suit, action or proceeding by any Governmental Authority or any person seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement; and
(d)            all other consents, authorizations, waivers, orders and approvals of, notices to, filings or registrations with and the expiration of all waiting periods imposed by, any third person, including any Governmental Authority, which are required for or in connection with the execution and delivery by the parties of this Agreement and the consummation the transactions contemplated by this Agreement shall have been obtained or made, in form and substance reasonably satisfactory to each of the parties, and shall be in full force and effect.
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Section 2.02                          Company's Conditions.  The obligation of the Company to consummate the issuance and sale of the Shares to the Purchaser or the Nominated Party be shall be subject to the satisfaction of the condition (which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable law) that the representations and warranties of the Purchaser (or the Nominated Party) contained in this Agreement shall be true and correct in all material respects at and as of each Closing Date as if made on and as of each Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only).
ARTICLE III
 REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE COMPANY
The Company hereby represents and warrants to, and agrees with, the Purchaser, as of the date hereof and as of each Closing Date, as follows:
Section 3.01                          Organization.  The Company is an entity duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands, with the requisite power and authority to enter into this Agreement and the transactions contemplated hereby.
Section 3.02                          Authorization; Enforcement.  The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.  The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action.  No other corporate or other action or proceeding on the part of the Company is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby.  This Agreement has been duly executed by the Company and, when delivered, will constitute the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of a specific performance, injunctive relief or other equitable remedies or (iii) to the extent the indemnification provisions contained in this Agreement may be limited by applicable federal or state securities laws, public policy and other equitable considerations.
Section 3.03                          No Conflicts.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not, (i) conflict with or violate any provision of its Amended and Restated Articles of Incorporation or Amended and Restated Bylaws, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which the Company is a party or by which any property or asset of the Company is bound or affected, (iii) result in a violation of any law, rule, statute or regulation to which the Company is subject (including federal and state securities laws and regulations) or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any Governmental Authority to which the Company is subject, or by which any property or asset of the Company is bound or affected.
3

ARTICLE IV
 REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE PURCHASER
The Purchaser hereby represents and warrants to, and agrees with, the Company, as of the date hereof and as of each Closing Date, as follows:
Section 4.01                          Organization.  Such Purchaser is an entity duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands with the requisite power and authority to enter into this Agreement and the transactions contemplated hereby.
Section 4.02                          Authorization; Enforcement.  Such Purchaser has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder.  The execution and delivery of this Agreement by such Purchaser and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action.  No other corporate or other action or proceeding on the part of a Purchaser is necessary to authorize this Agreement or the consummation of the transactions contemplated by this Agreement.  This Agreement and has been duly executed by such Purchaser and when delivered, will constitute the valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with its terms, except: (i) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally; (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; or (iii) to the extent the indemnification provisions contained in this Agreement may be limited by applicable federal or state securities laws, public policy and other equitable considerations.
Section 4.03                          No Conflicts.  The execution, delivery and performance of this Agreement by such Purchaser and the consummation of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of its articles of incorporation, bylaws or other charter documents; (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any contract to which such Purchaser is a party; (iii) result in a violation of any law, rule, statute or regulation to which such Purchaser is subject (including federal and state securities laws and regulations); or (iv) result in any violation of any order, judgment, injunction, decree or other restriction of any Governmental Authority to which such Purchaser is subject, or by which any respective property or asset of the Purchaser is bound or affected.
Section 4.04                          Investment Representations.
(a)            Investment Intent.  Such Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to or for distributing or reselling the Shares or any part thereof, without prejudice, however, to such Purchaser's right at all times to sell or otherwise dispose of all or any part of the Shares in compliance with applicable federal and state securities laws.  The Purchaser does not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Shares.
4

(b)            Affiliate of the Company.  Such Purchaser is an "affiliate" of the Company (as defined in Rule 144 under the U.S. Securities Act of 1933, as amended (the "Securities Act")) or acting on behalf of such an affiliate and agrees that it shall not resell, transfer, pledge, hypothecate or otherwise dispose of any Shares except as shall be permitted under all applicable laws, rules and regulations and in accordance with the provisions of Section 4.04(g) below.  In addition, such Purchaser understands that none of the Shares may be pledged unless: (i) the Shares have been registered under the Securities Act and any applicable state securities law or (ii) the Company has received an opinion of counsel satisfactory to the Company and its counsel that such pledge is exempt from, or not subject to, such registration.
(c)            General Solicitation.  Such Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.
(d)            Access to Information.  Such Purchaser acknowledges that it has had the opportunity to review this Agreement and has been afforded: (i) the reasonable opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the Securities and the merits and risks of investing in the Securities; (ii) reasonable access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the transactions contemplated hereby.
(e)            Independent Investment Decision.  Such Purchaser has independently evaluated the merits of its decision to acquire the Shares pursuant to this Agreement, such decision has been independently made by such Purchaser and such Purchaser confirms that it has only relied on the advice of its own counsel and not on the advice of the Company or its counsel in making such decision.
(f)            Reliance upon Representation and Warranties.  Such Purchaser understands that the Shares are being offered and sold to such Purchaser in reliance on exemptions from the registration requirements of United States federal and state securities laws, and that the Company is relying upon the truth and accuracy of, and the compliance by such Purchaser with, the representations, warranties and agreements of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Shares.
5

(g)            Unregistered Shares.  Such Purchaser understands that: (a) the Shares have not been registered under the Securities Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred, unless: (A) subsequently registered thereunder pursuant to the Registration Rights Agreement or (B) sold in reliance on an exemption therefrom, provided that the Company shall receive an opinion of counsel satisfactory to the Company and its counsel that such registration is not required; and (b) except as shall be provided under the Registration Rights Agreement, neither the Company nor any other person is under any obligation to register the Shares under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.
ARTICLE V
 OTHER AGREEMENTS
Section 5.01                          Legend
The Purchaser hereby acknowledges and agrees that the share certificates representing the Shares will bear the following legend:
THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.
Section 5.02                          Indemnification by the Purchaser.  The Purchaser agrees, severally and not jointly, to indemnify the Company and its officers, directors, employees, agents, counsel, accountants, and other representatives from, and hold each of them harmless against, any and all losses, actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and promptly upon demand, pay or reimburse each of them for all reasonable costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the breach of any of the representations, warranties or covenants of such Purchaser contained herein; provided that the liability of a Purchaser shall not be in an amount greater than its allocable Purchase Price, as set forth on Schedule A.
Section 5.03                          Disclosure.  Disclosure to the public or to any third party of the existence or terms of this Agreement and the transactions contemplated hereby and any other information relating to any party hereto shall be at the sole and complete discretion of the Company.  The Purchaser acknowledges that the Company will file this Agreement with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to a report on applicable SEC form.
6

Section 5.04                          Public Announcements.  The issuance of any press release or any other public statement thereafter with respect to this Agreement and the transactions contemplated hereby shall be at the Company's sole and complete discretion.
Section 5.05                          Expenses.  Except as otherwise provided herein, the Company and the Purchaser shall each bear their own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.
Section 5.06                          Sales and Transfer Taxes.  All sales and transfer taxes (including all stock transfer taxes, if any) incurred in connection with this Agreement and the transactions contemplated hereby will be borne by the Company, and the Company will, at its own expense, file all necessary tax returns and other documentation with respect to all such sales and transfer taxes, and, if required by applicable law, the Purchaser will join in the execution of any such tax returns or other documentation.
ARTICLE VI
 MISCELLANEOUS
Section 6.01                          Notices.  All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) upon delivery when delivered personally, (ii) upon receipt if by facsimile transmission (with confirmation of receipt thereof), or (iii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:
If to the Company:
P.O. Box 70010
16601 Glyfada, Athens Greece
Attention:  Chief Executive Officer
 Facsimile:  +30 210 963-8404

With a copy (which shall not constitute notice) to:
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention:  Gary J. Wolfe
Facsimile: +1 212 480-8421

If to Jelco Delta Holding Corp.:
c/o Western Isles
Jardine House, 4th Floor,
33-35 Reid Street
P.O. Box HM 1431
Hamilton HM FX, Bermuda
Facsimile: Fax: 441 296-0329
Attention: Alastair Macdonald

Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section 6.01.
7

Section 6.02                          Further Assurances.  Each party agrees that it will execute and deliver, or cause to be executed and delivered, on or after the date of this Agreement, all such other documents and instruments as are reasonably required for the performance of such party's obligations hereunder and will take all commercially reasonable actions as may be necessary to consummate the transactions contemplated hereby and to effectuate the provisions and purposes hereof.
Section 6.03                          Successors and Assigns.  This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns; provided, that none of the parties hereto may assign any of its obligations hereunder without the prior written consent of the other party.
Section 6.04                          Entire Agreement.  This Agreement constitutes the entire agreement by the parties hereto and supersedes any other agreement, whether written or oral, that may have been made or entered into between them relating to the matters contemplated hereby.
Section 6.05                          Amendments and Waivers.  This Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by both of the parties hereto or, in the case of a waiver, by the party waiving compliance.
Section 6.06                          Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles.
Section 6.07                          Submission to Jurisdiction.  Any legal action or proceeding in connection with this Agreement or the performance hereof may be brought in the state and federal courts located in the Borough of Manhattan, City, County and State of New York, and the parties hereby irrevocably submit to the non-exclusive jurisdiction of such courts for the purpose of any such action or proceeding.
Section 6.08                          Waiver of Jury Trial.  The parties hereby irrevocably waive trial by jury in any action, proceeding or claim brought by any party hereto or beneficiary hereof on any matter whatsoever arising out of or in any way connected with this Agreement.
Section 6.09                          Captions; Counterparts, Execution.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.  This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.  All such counterparts may be delivered between the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
[Signature Page Follows]
8

IN WITNESS WHEREOF, the Company and the Purchaser have caused this Agreement to be duly executed as of the date first above written.

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatis Tsantanis
	Name:	Stamatis Tsantanis
	Title:	Chairman & Chief Executive Officer

JELCO DELTA HOLDING CORP.

By:	/s/Alastair Macdonald
	Name:	Alastair Macdonald
	Title:	Director

[Signature Page to the Stock Purchase Agreement]

9

Schedule A

FORM OF LETTER OF NOMINATION

To:            Seanergy Maritime Holdings Corp.
(the "Company")

    Date:   [     ], 2015
Dear Sirs,

Share Purchase Agreement dated August 17, 2015 (the "Agreement ")

With reference to the Agreement entered into amongst (1) Jelco Delta Holding Corp., as purchaser (the "Purchaser") and (2) the Company, as the seller of Shares (as defined in the Agreement), the Purchaser hereby nominates [             ], as its Nominated Party for the purpose of issuing such number of the Shares allocable in the manner set forth on Schedule B of the Agreement in the name of such Purchaser' Nominated Party subject to the provisions set out in the Agreement.

Yours faithfully,

For and on behalf of
Jelco Delta Holding Corp.

Name:
Title:

Acknowledged by:

For and on behalf of
Seanergy Maritime Holdings Corp.
as purchaser

Name:
Title:

Schedule B

SHARE AND PURCHASE PRICE ALLOCATION

Purchaser	Tranche A Shares	Tranche A Purchase Price
Jelco Delta Holding Corp. or its Nominated Party	19,449,900	U.S.$3,500,982
Purchaser	Tranche B Shares	Tranche B Purchase Price
Jelco Delta Holding Corp. or its Nominated Party	13,278,700	U.S.$2,390,166
Purchaser	Tranche C Shares	Tranche C Purchase Price
Jelco Delta Holding Corp. or its Nominated Party	17,382,600	U.S.$3,128,868
	Total Number of Shares	Total Purchase Price
	50,111,200	U.S.$9,020,016

Schedule C

FORM OF JOINDER TO SHARE PURCHASE AGREEMENT

The undersigned, [                ], as the Nominated Party of Jelco Delta Holding Corp., hereby agrees to be bound by the terms of that certain Share Purchase Agreement dated August 17, 2015 by and among Seanergy Maritime Holdings Corp. and Jelco Delta Holding Corp. (the "Agreement") in every way as if it was a party to the Agreement and hereby join in the execution of the Agreement and authorize this signature page to be attached thereto. Each of the representations, warranties and agreements contained in the Agreement are hereby made by the undersigned as if made at the date of the Agreement with reference to the facts and circumstances existing on such date.

Date:   [   ], 2015

[ ]

By:
Name:
Title:

Schedule D
FORM OF REGISTRATION RIGHTS AGREEMENT
This Registration Rights Agreement (this "Agreement") is made and entered into effective as of [  ], by and among Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Company"), and the investor signatory hereto (the "Investor").
RECITALS
A.            The Company and the Investor are entering into a share purchase agreement (the "Share Purchase Agreement"), pursuant to which the Company intends to raise additional equity capital through the issuance and sale of a total of [        ] shares (the "Shares") of the Company's common stock, par value $0.0001 per share (the "Common Stock"), to the Investor in three tranches as set forth in the Share Purchase Agreement.
B.            The issuance and sale of the Shares will be made by the Company pursuant to an exemption from the registration requirements of the Securities Act.
C.            Under the Share Purchase Agreement, the respective obligations of each party thereto to consummate the issuance and sale and the purchase of the Shares are subject to, inter alia, the Company and the Investor entering into and executing this Agreement.
NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.                 Definitions. As used in this Agreement, the following terms shall have the following meanings:
"Advice" shall have the meaning set forth in Section 6(b).
"Agreement" shall have the meaning set forth in the preamble above.
"Availability Date" shall have the meaning set forth in Section 3(j).
"Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York, London, England or Athens, Greece are authorized or required by law or other governmental action to close.
"Closing Date" shall mean the last Closing Date under the Share Purchase Agreement.
"Commission" means the U.S. Securities and Exchange Commission.
"Effectiveness Period" shall have the meaning set forth in Section 2(a).
"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Filing Date" means, with respect to the Registration Statement required to be filed hereunder, the 180th day following the Closing Date.
"Holder" means the holder, from time to time of Registrable Securities.
"Indemnified Party" shall have the meaning set forth in Section 5(c).
"Indemnifying Party" shall have the meaning set forth in Section 5(c).
"Investor" shall have the meaning set forth in the preamble.
"Losses" shall have the meaning set forth in Section 5(a).
"Plan of Distribution" shall have the meaning set forth in Section 2(a).
"Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.
"Prospectus" means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.
"Registrable Securities" means the Shares together with any securities issued or issuable upon any exchange, stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.
"Registration Statement" means each registration statement required to be filed hereunder, including the Prospectus, amendments and supplements to the registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in the Registration Statement.
"Rule 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"Rule 424" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"Securities Act" means the Securities Act of 1933, as amended.
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"Shares" shall have the meaning set forth in the recitals above.
"Suspension Certificate" shall have the meaning set forth in Section 6(d).
"Trading Market" means the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market or the NASDAQ Capital Market; and, with respect to any particular date, shall mean the Trading Market on which the Common Stock is listed or quoted for trading on such date.
2.                 Registration.  (a) On or prior to the Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the offering and resale of all of the Registrable Securities pursuant to Rule 415, or if Rule 415 is not available for offers or sales of the Registrable Securities, for such other means of distribution of Registrable Securities as the Holder may reasonably request (or, at the Holder's option to delay such registration). The Registration Statement required hereunder shall be on Form S-3 or Form F-3, as applicable (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3 or Form F-3, in which case the Registration shall be on Form S-1 or F-1 or another appropriate form as shall be selected by the Company upon advice of its counsel). The Registration Statement required hereunder shall contain (except if otherwise directed by the Holder) a section substantially similar to the "Plan of Distribution" attached hereto as Annex A. The Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but no later than 120 days following the filing thereof (the "Effectiveness Date"), and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act (including the filing of any necessary amendments, post-effective amendments and supplements) until the date which is one year after the Closing Date or such later date when all Registrable Securities covered by the Registration Statement (i) have been sold pursuant to the Registration Statement or an exemption from the registration requirements of the Securities Act or (ii) may be sold without volume restrictions pursuant to Rule 144 promulgated under the Securities Act, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Company's transfer agent and the affected Holder (the "Effectiveness Period").
(b)            Other Registrations. If the Company has previously filed a Registration Statement with respect to Registrable Securities, and if such previous registration has not been withdrawn or abandoned, the Company shall not be obligated to cause to become effective any other registration of any of its securities under the Securities Act, whether on its own behalf or at the request of any holder of such securities, until a period of at least 120 days has elapsed from the termination of the offering under the previous registration.
3.                 Registration Procedures.
In connection with the Company's registration obligations hereunder, the Company shall:
(a)            Not less than two (2) Business Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, (i) furnish to the Holder copies of all such documents proposed to be filed (including documents incorporated or deemed incorporated by reference to the extent requested by such Person) which documents will be subject to the review of such Holder, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective legal counsel to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holder of a majority of the Registrable Securities shall reasonably object in good faith; provided, however, that any period of time which the Registration Statement is delayed due to such objection will be added to the Filing Date and the Effectiveness Date.
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(b)            (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the Registrable Securities for the Effectiveness Period; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to the Registration Statement or any amendment thereto; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement in accordance with the intended methods of disposition by the Holder thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.
(c)            Notify the Holder of Registrable Securities to be sold as promptly as reasonably possible (and, in the case of (i)(A) below, not less than two (2) Business Days prior to such filing) and (if requested by any such Person) confirm such notice in writing promptly following the day (i) (A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of the Registration Statement and whenever the Commission comments in writing on the Registration Statement (the Company shall upon request provide true and complete copies thereof and all written responses thereto as promptly as reasonably possible to the Holder who so requests provided such requesting Holder agree to keep such information confidential until it is publicly disclosed); and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, and (v) of the occurrence of any event or passage of time that makes the financial statements included in the Registration Statement ineligible for inclusion therein or any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that such Holder of Registrable Securities agrees to keep such information confidential until it is publicly disclosed).
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(d)            Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.
(e)            To the extent requested by such Holder, furnish to each Holder, without charge, at least one conformed copy of the Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.
(f)            Promptly deliver to each Holder, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request in connection with resales by the Holder of Registrable Securities. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holder in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(c).
(g)            Use its best efforts to register or qualify or cooperate with the selling Holder in connection with the registration or qualification (or exemption from the Registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each of the registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.
(h)            If requested by the Holder, cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request.
(i)            Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
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(j)            Use best efforts to make available to its security holders no later than the Availability Date (as defined below), an earning statement covering a period of at least twelve (12) months, beginning after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder. For the purpose of this subsection, "Availability Date" shall mean the 45th day following the end of the fourth fiscal quarter after the fiscal quarter that includes the effective date of the Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter.
(k)            Comply with all applicable rules and regulations of the Commission and use its reasonable best efforts to cause all Registrable Securities to be listed for trading on a Trading Market, if the Company is then listed on a Trading Market.
The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and the person thereof that has voting and dispositive control over the Shares, for purposes of disclosure in the "Selling Stockholder" table in the Registration Statement.
4.                 Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Trading Market on which the Common Stock is then listed for trading, and (B) for compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the Holder of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, (vi) "road show" expenses and (vii) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal and accounting expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties and all fees and expenses of the Company's certified public accountants), the expense of the preparation of all financial statements and any audit or review thereof by the Company's accountants, including in connection with their rendering a "cold comfort" letter to the underwriters, if requested, and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any broker, underwriter or similar commissions or any legal fees or other costs of the Holder.
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5.                  Indemnification.
(a)            Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, to the extent arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law, or any rule or regulation thereunder, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities as set forth in the section of the Registration Statement substantially similar to Annex A hereto or any changes to such section that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).
(b)            Indemnification by Holder. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its officers, directors, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all Losses, as incurred, to the extent arising out of or based upon: (1) such Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (2) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company specifically for inclusion in the Registration Statement or such Prospectus expressly for use therein; provided, that each Holder's obligation to indemnify such indemnified parties shall only be to the extent of the net proceeds received by such Holder in the offering to which the Registration Statement relates, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities as set forth in the section of the Registration Statement substantially similar to Annex A hereto or any changes to such section that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (3) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).
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(c)            Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have prejudiced the Indemnifying Party.
An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is reasonably likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel (the Indemnified Party's counsel who first notifies the Company of such obligation) shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.
All reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Business Days of written notice thereof to the Indemnifying Party; provided, that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is not entitled to indemnification hereunder, determined based upon the relative faults of the parties.
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(d)            Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.
The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, except in the case of fraud by such Holder. The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.
6.                 Miscellaneous.
(a)            Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.
(b)            Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. In the event of a discontinued disposition under this Section 6(b), the Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable and to provide copies of the supplemented Prospectus and/or amended Registration Statement or the Advice as soon as possible in order to enable each Holder to resume dispositions of the Registrable Securities. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.
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(c)            Amendments in Writing. No amendment, modification, waiver, termination or discharge of any provision of this Agreement, or any consent to any departure by the Company and any Holder of the then outstanding Registrable Securities from any provision hereof, shall in any event be effective unless the same shall be in writing and signed by the Company and at least a majority of the Holder of the then outstanding Registrable Securities, and each such amendment, modification, waiver, termination or discharge shall be effective only in the specific instance and for the specific purpose for which given. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by the Company and at least a majority of the Holder of the then outstanding Registrable Securities.
(d)            Suspension of Trading. At any time after the Registrable Securities are covered by an effective Registration Statement, the Company may deliver to the Holder of such Registrable Securities a certificate (the "Suspension Certificate") approved by the Chief Executive Officer of the Company and signed by an officer of the Company stating that the effectiveness of and sales of Registrable Securities under the Registration Statement would:
(i)            materially interfere with any transaction that would require the Company to prepare financial statements under the Securities Act that the Company would otherwise not be required to prepare in order to comply with its obligations under the Exchange Act, or
(ii)            require public disclosure of any transaction of the type discussed in Section 6(d)(i) prior to the time such disclosure might otherwise be required.
After the delivery of a Suspension Certificate by Holder of Registrable Securities, the Company may, in its discretion, require such Holder of Registrable Securities to refrain from selling or otherwise transferring or disposing of any Registrable Securities or other Company securities then held by such Holder for a specified period of time that is customary under the circumstances (not to exceed thirty (30) days). Notwithstanding the foregoing sentence, the Company shall be permitted to cause Holder of Registrable Securities to so refrain from selling or otherwise transferring or disposing of any Registrable Securities or other securities of the Company on only one occasion during each twelve (12) consecutive month period that the Registration Statement remains effective. The Company may impose stop transfer instructions to enforce any required agreement of the Holder under this Section 6(d).
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(e)            Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) on the date of transmission when delivered via facsimile prior to 5:00 p.m. (New York City time) on a Business Day, (ii) one Business Day after transmission when delivered via facsimile later than 5:00 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) upon delivery when delivered personally, (iv) three (3) days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (v) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:
If to the Company:

Seanergy Maritime Holdings Corp.
P.O. Box 70010
16601 Glyfada, Athens Greece
Attention: Chief Executive Officer
Facsimile: +30 210 96 38 404
With a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attn: Gary J. Wolfe, Esq.
Facsimile: (212) 480-8421
If to the Investor, to:

To the address set forth under such Investor's name on Schedule 1 hereto
Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.
(f)            Successors and Assigns. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and assigns. The Company may not assign its rights or obligations hereunder without the prior written consent of all of the Holder of the then-outstanding Registrable Securities, provided a sale of the Company shall not be deemed an assignment.
(g)            Execution in Counterparts; Facsimile Signatures. This Agreement and any amendment, waiver or consent hereto may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.
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(h)            Governing Law; Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against the parties hereto or thereto in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.
(i)            Cumulative Remedies. All remedies, either under this Agreement or by law, afforded to the parties hereto, shall be cumulative and not alternative.
(j)            Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
(k)            Section Headings and References. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. Any reference in this Agreement to a particular section or subsection shall refer to a section or subsection of this Agreement, unless specified otherwise.

 [Remainder of page intentionally left blank; Signature pages follow]
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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

THE COMPANY:
SEANERGY MARITIME HOLDINGS CORP.
By:
Name: Stamatis Tsantanis
Title: Chairman & Chief Executive Officer
[Investor Signature page follows]

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INVESTOR:
JELCO DELTA HOLDING CORP.
By:
Name: Alastair Macdonald
Title: Director

ANNEX A
Plan of Distribution
The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholder" includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other sale in any privately negotiated transaction, or non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders' shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.
The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	public or privately negotiated transactions;
•	on the New York Stock Exchange, American Stock Exchange, NASDAQ Global Market or NASDAQ Capital Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);
•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;
•	to cover short sales;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the selling stockholders may:
•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;
•	sell the shares short and redeliver the shares to close out such short positions;
•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and
•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.
In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.
The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations in certain circumstances.
Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.
The Company is required to pay all fees and expenses incident to the registration of the shares other than broker fees and commissions.
The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SCHEDULE 1
The Investor
Name of Company	Address	Jurisdiction of Incorporation
Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Facsimile: Fax: 441 296-0329 Attention: Alastair Macdonald	The Republic of the Marshall Islands

Exhibit D
REGISTRATION RIGHTS AGREEMENT
This Registration Rights Agreement (this "Agreement") is made and entered into effective as of September 7, 2015, by and among Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Company"), and the investor signatory hereto (the "Investor").
RECITALS
A.            The Company and the Investor are entering into a share purchase agreement (the "Share Purchase Agreement"), pursuant to which the Company intends to raise additional equity capital through the issuance and sale of a total of 50,111,200 shares (the "Shares") of the Company's common stock, par value $0.0001 per share (the "Common Stock"), to the Investor in three tranches as set forth in the Share Purchase Agreement.
B.            The issuance and sale of the Shares will be made by the Company pursuant to an exemption from the registration requirements of the Securities Act.
C.            Under the Share Purchase Agreement, the respective obligations of each party thereto to consummate the issuance and sale and the purchase of the Shares are subject to, inter alia, the Company and the Investor entering into and executing this Agreement.
NOW, THEREFORE, in consideration of the foregoing recitals and the mutual representations, warranties, covenants and promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.                  Definitions. As used in this Agreement, the following terms shall have the following meanings:
"Advice" shall have the meaning set forth in Section 6(b).
"Agreement" shall have the meaning set forth in the preamble above.
"Availability Date" shall have the meaning set forth in Section 3(j).
"Business Day" means any day except Saturday, Sunday and any day which shall be a federal legal holiday or a day on which banking institutions in the State of New York, London, England or Athens, Greece are authorized or required by law or other governmental action to close.
"Closing Date" shall mean the last Closing Date under the Share Purchase Agreement.
"Commission" means the U.S. Securities and Exchange Commission.
"Effectiveness Period" shall have the meaning set forth in Section 2(a).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
"Filing Date" means, with respect to the Registration Statement required to be filed hereunder, the 180th day following the Closing Date.
"Holder" means the holder, from time to time of Registrable Securities.
"Indemnified Party" shall have the meaning set forth in Section 5(c).
"Indemnifying Party" shall have the meaning set forth in Section 5(c).
"Investor" shall have the meaning set forth in the preamble.
"Losses" shall have the meaning set forth in Section 5(a).
"Plan of Distribution" shall have the meaning set forth in Section 2(a).
"Proceeding" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.
"Prospectus" means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.
"Registrable Securities" means the Shares together with any securities issued or issuable upon any exchange, stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.
"Registration Statement" means each registration statement required to be filed hereunder, including the Prospectus, amendments and supplements to the registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in the Registration Statement.
"Rule 415" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.
"Rule 424" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"Securities Act" means the Securities Act of 1933, as amended.
"Shares" shall have the meaning set forth in the recitals above.
"Suspension Certificate" shall have the meaning set forth in Section 6(d).
"Trading Market" means the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Market or the NASDAQ Capital Market; and, with respect to any particular date, shall mean the Trading Market on which the Common Stock is listed or quoted for trading on such date.
2.                  Registration.  (a) On or prior to the Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the offering and resale of all of the Registrable Securities pursuant to Rule 415, or if Rule 415 is not available for offers or sales of the Registrable Securities, for such other means of distribution of Registrable Securities as the Holder may reasonably request (or, at the Holder's option to delay such registration). The Registration Statement required hereunder shall be on Form S-3 or Form F-3, as applicable (except if the Company is not then eligible to register for resale the Registrable Securities on Form S-3 or Form F-3, in which case the Registration shall be on Form S-1 or F-1 or another appropriate form as shall be selected by the Company upon advice of its counsel). The Registration Statement required hereunder shall contain (except if otherwise directed by the Holder) a section substantially similar to the "Plan of Distribution" attached hereto as Annex A. The Company shall use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but no later than 120 days following the filing thereof (the "Effectiveness Date"), and shall use its reasonable best efforts to keep such Registration Statement continuously effective under the Securities Act (including the filing of any necessary amendments, post-effective amendments and supplements) until the date which is one year after the Closing Date or such later date when all Registrable Securities covered by the Registration Statement (i) have been sold pursuant to the Registration Statement or an exemption from the registration requirements of the Securities Act or (ii) may be sold without volume restrictions pursuant to Rule 144 promulgated under the Securities Act, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Company's transfer agent and the affected Holder (the "Effectiveness Period").
(b)            Other Registrations. If the Company has previously filed a Registration Statement with respect to Registrable Securities, and if such previous registration has not been withdrawn or abandoned, the Company shall not be obligated to cause to become effective any other registration of any of its securities under the Securities Act, whether on its own behalf or at the request of any holder of such securities, until a period of at least 120 days has elapsed from the termination of the offering under the previous registration.
3.                   Registration Procedures.
In connection with the Company's registration obligations hereunder, the Company shall:
(a)            Not less than two (2) Business Days prior to the filing of the Registration Statement or any related Prospectus or any amendment or supplement thereto, (i) furnish to the Holder copies of all such documents proposed to be filed (including documents incorporated or deemed incorporated by reference to the extent requested by such Person) which documents will be subject to the review of such Holder, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such inquiries as shall be necessary, in the reasonable opinion of respective legal counsel to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file the Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Holder of a majority of the Registrable Securities shall reasonably object in good faith; provided, however, that any period of time which the Registration Statement is delayed due to such objection will be added to the Filing Date and the Effectiveness Date.

(b)            (i) Prepare and file with the Commission such amendments, including post-effective amendments, to the Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the Registrable Securities for the Effectiveness Period; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible to any comments received from the Commission with respect to the Registration Statement or any amendment thereto; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement in accordance with the intended methods of disposition by the Holder thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.
(c)            Notify the Holder of Registrable Securities to be sold as promptly as reasonably possible (and, in the case of (i)(A) below, not less than two (2) Business Days prior to such filing) and (if requested by any such Person) confirm such notice in writing promptly following the day (i) (A) when a Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of the Registration Statement and whenever the Commission comments in writing on the Registration Statement (the Company shall upon request provide true and complete copies thereof and all written responses thereto as promptly as reasonably possible to the Holder who so requests provided such requesting Holder agree to keep such information confidential until it is publicly disclosed); and (C) with respect to the Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority during the period of effectiveness of the Registration Statement for amendments or supplements to the Registration Statement or Prospectus or for additional information; (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose, and (v) of the occurrence of any event or passage of time that makes the financial statements included in the Registration Statement ineligible for inclusion therein or any statement made in the Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to the Registration Statement, Prospectus or other documents so that, in the case of the Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that such Holder of Registrable Securities agrees to keep such information confidential until it is publicly disclosed).

(d)            Use its best efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of the Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, at the earliest practicable moment.
(e)            To the extent requested by such Holder, furnish to each Holder, without charge, at least one conformed copy of the Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.
(f)            Promptly deliver to each Holder, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request in connection with resales by the Holder of Registrable Securities. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holder in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto, except after the giving of any notice pursuant to Section 3(c).
(g)            Use its best efforts to register or qualify or cooperate with the selling Holder in connection with the registration or qualification (or exemption from the Registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each of the registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by the Registration Statement; provided, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.
(h)            If requested by the Holder, cooperate with the Holder to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request.
(i)            Upon the occurrence of any event contemplated by Section 3(c)(v), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)            Use best efforts to make available to its security holders no later than the Availability Date (as defined below), an earning statement covering a period of at least twelve (12) months, beginning after the effective date of the Registration Statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder. For the purpose of this subsection, "Availability Date" shall mean the 45th day following the end of the fourth fiscal quarter after the fiscal quarter that includes the effective date of the Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter.
(k)            Comply with all applicable rules and regulations of the Commission and use its reasonable best efforts to cause all Registrable Securities to be listed for trading on a Trading Market, if the Company is then listed on a Trading Market.
The Company may require each selling Holder to furnish to the Company a certified statement as to the number of shares of Common Stock beneficially owned by such Holder and the person thereof that has voting and dispositive control over the Shares, for purposes of disclosure in the "Selling Stockholder" table in the Registration Statement.
4.            Registration Expenses. All fees and expenses incident to the performance of or compliance with this Agreement by the Company shall be borne by the Company whether or not any Registrable Securities are sold pursuant to the Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with the Trading Market on which the Common Stock is then listed for trading, and (B) for compliance with applicable state securities or Blue Sky laws), (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the Holder of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, (vi) "road show" expenses and (vii) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal and accounting expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties and all fees and expenses of the Company's certified public accountants), the expense of the preparation of all financial statements and any audit or review thereof by the Company's accountants, including in connection with their rendering a "cold comfort" letter to the underwriters, if requested, and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any broker, underwriter or similar commissions or any legal fees or other costs of the Holder.

5.                   Indemnification.
(a)            Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Holder, the officers, directors, agents and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, to the extent arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law, or any rule or regulation thereunder, except to the extent, but only to the extent, that (1) such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities as set forth in the section of the Registration Statement substantially similar to Annex A hereto or any changes to such section that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (2) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).
(b)            Indemnification by Holder. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its officers, directors, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), and the officers, directors, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all Losses, as incurred, to the extent arising out of or based upon: (1) such Holder's failure to comply with the prospectus delivery requirements of the Securities Act or (2) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Holder to the Company specifically for inclusion in the Registration Statement or such Prospectus expressly for use therein; provided, that each Holder's obligation to indemnify such indemnified parties shall only be to the extent of the net proceeds received by such Holder in the offering to which the Registration Statement relates, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities as set forth in the section of the Registration Statement substantially similar to Annex A hereto or any changes to such section that are expressly approved in writing by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto, or (3) in the case of an occurrence of an event of the type specified in Section 3(c)(ii)-(v), the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6(b).

(c)            Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "Indemnified Party"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "Indemnifying Party") in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have prejudiced the Indemnifying Party.
An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is reasonably likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and the reasonable fees and expenses of no more than one separate counsel (the Indemnified Party's counsel who first notifies the Company of such obligation) shall be at the expense of the Indemnifying Party). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

All reasonable fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section) shall be paid to the Indemnified Party, as incurred, within ten (10) Business Days of written notice thereof to the Indemnifying Party; provided, that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is not entitled to indemnification hereunder, determined based upon the relative faults of the parties.
(d)            Contribution. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 5(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.
The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, except in the case of fraud by such Holder. The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.
6.                  Miscellaneous.
(a)            Compliance. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement.
(b)            Discontinued Disposition. Each Holder agrees by its acquisition of such Registrable Securities that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement or until it is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. In the event of a discontinued disposition under this Section 6(b), the Company will use its reasonable best efforts to ensure that the use of the Prospectus may be resumed as promptly as is practicable and to provide copies of the supplemented Prospectus and/or amended Registration Statement or the Advice as soon as possible in order to enable each Holder to resume dispositions of the Registrable Securities. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(c)            Amendments in Writing. No amendment, modification, waiver, termination or discharge of any provision of this Agreement, or any consent to any departure by the Company and any Holder of the then outstanding Registrable Securities from any provision hereof, shall in any event be effective unless the same shall be in writing and signed by the Company and at least a majority of the Holder of the then outstanding Registrable Securities, and each such amendment, modification, waiver, termination or discharge shall be effective only in the specific instance and for the specific purpose for which given. No provision of this Agreement shall be varied, contradicted or explained by any oral agreement, course of dealing or performance or any other matter not set forth in an agreement in writing and signed by the Company and at least a majority of the Holder of the then outstanding Registrable Securities.
(d)            Suspension of Trading. At any time after the Registrable Securities are covered by an effective Registration Statement, the Company may deliver to the Holder of such Registrable Securities a certificate (the "Suspension Certificate") approved by the Chief Executive Officer of the Company and signed by an officer of the Company stating that the effectiveness of and sales of Registrable Securities under the Registration Statement would:
(i)            materially interfere with any transaction that would require the Company to prepare financial statements under the Securities Act that the Company would otherwise not be required to prepare in order to comply with its obligations under the Exchange Act, or
(ii)            require public disclosure of any transaction of the type discussed in Section 6(d)(i) prior to the time such disclosure might otherwise be required.
After the delivery of a Suspension Certificate by Holder of Registrable Securities, the Company may, in its discretion, require such Holder of Registrable Securities to refrain from selling or otherwise transferring or disposing of any Registrable Securities or other Company securities then held by such Holder for a specified period of time that is customary under the circumstances (not to exceed thirty (30) days). Notwithstanding the foregoing sentence, the Company shall be permitted to cause Holder of Registrable Securities to so refrain from selling or otherwise transferring or disposing of any Registrable Securities or other securities of the Company on only one occasion during each twelve (12) consecutive month period that the Registration Statement remains effective. The Company may impose stop transfer instructions to enforce any required agreement of the Holder under this Section 6(d).

(e)            Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be deemed delivered (i) on the date of transmission when delivered via facsimile prior to 5:00 p.m. (New York City time) on a Business Day, (ii) one Business Day after transmission when delivered via facsimile later than 5:00 p.m. (New York City time) on any date and earlier than 11:59 p.m. (New York City time) on such date, (iii) upon delivery when delivered personally, (iv) three (3) days after being sent by registered or certified mail, return receipt requested, postage prepaid, or (v) one (1) Business Day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:
If to the Company:

Seanergy Maritime Holdings Corp.
P.O. Box 70010
16601 Glyfada, Athens Greece
Attention: Chief Executive Officer
Facsimile: +30 210 96 38 404
With a copy (which shall not constitute notice) to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attn: Gary J. Wolfe, Esq.
Facsimile: (212) 480-8421
If to the Investor, to:

To the address set forth under such Investor's name on Schedule 1 hereto
Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.
(f)            Successors and Assigns. This Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors and assigns. The Company may not assign its rights or obligations hereunder without the prior written consent of all of the Holder of the then-outstanding Registrable Securities, provided a sale of the Company shall not be deemed an assignment.
(g)            Execution in Counterparts; Facsimile Signatures. This Agreement and any amendment, waiver or consent hereto may be executed by the parties hereto in separate counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute one and the same instrument. All such counterparts may be delivered among the parties hereto by facsimile or other electronic transmission, which shall not affect the validity thereof.

(h)            Governing Law; Jurisdiction. This Agreement shall be governed by and construed under the laws of the State of New York without regard to conflicts of laws principles. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement shall be brought against the parties hereto or thereto in the courts of the State of New York, County of New York, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein. The parties hereby expressly waive all rights to trial by jury in any suit, action or proceeding arising under this Agreement.
(i)            Cumulative Remedies. All remedies, either under this Agreement or by law, afforded to the parties hereto, shall be cumulative and not alternative.
(j)            Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.
(k)            Section Headings and References. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties. Any reference in this Agreement to a particular section or subsection shall refer to a section or subsection of this Agreement, unless specified otherwise.

 [Remainder of page intentionally left blank; Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

THE COMPANY:
SEANERGY MARITIME HOLDINGS CORP.
By:	/s/ Stamatis Tsantanis
Name: Stamatis Tsantanis
Title: Chairman & Chief Executive Officer
[Investor Signature page follows]

INVESTOR:
JELCO DELTA HOLDING CORP.
By:	/s/ Alastair Macdonald
Name: Alastair Macdonald
Title: Director

ANNEX A
Plan of Distribution
The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholder" includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from each selling stockholder as a pledge, gift, partnership distribution or other sale in any privately negotiated transaction, or non-sale related transfer. The number of shares beneficially owned by a selling stockholder will decrease as and when it effects any such transfers. The plan of distribution for the selling stockholders' shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. To the extent required, we may amend and supplement this prospectus from time to time to describe a specific plan of distribution.
The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may make these sales at prices and under terms then prevailing or at prices related to the then current market price. The selling stockholders may also make sales in negotiated transactions. The selling stockholders may offer their shares from time to time pursuant to one or more of the following methods:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	one or more block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	public or privately negotiated transactions;
•	on the New York Stock Exchange, American Stock Exchange, NASDAQ Global Market or NASDAQ Capital Market (or through the facilities of any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association, on which the shares are then listed, admitted to unlisted trading privileges or included for quotation);
•	through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;
•	to cover short sales;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

In connection with distributions of the shares or otherwise, the selling stockholders may:
•	enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;
•	sell the shares short and redeliver the shares to close out such short positions;
•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and
•	pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.
In addition to the foregoing methods, the selling stockholders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods or described above or any other lawful methods. The selling stockholders may also transfer, donate or assign their shares to lenders, family members and others and each of such persons will be deemed to be a selling stockholder for purposes of this prospectus. The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of common stock, and if the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from to time under this prospectus; provided however in the event of a pledge or then default on a secured obligation by the selling stockholder, in order for the shares to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or amendment to this registration statement amending the list of selling stockholders to include the pledgee, secured party or other successors in interest of the selling stockholder under this prospectus.
The selling stockholders may also sell their shares pursuant to Rule 144 under the Securities Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information concerning the issuer, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding certain limitations in certain circumstances.
Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. The selling stockholders may effect such transactions directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf. In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders, in amounts to be negotiated immediately prior to the sale (which compensation as to a particular broker-dealer might be in excess of customary commissions for routine market transactions).

In offering the shares covered by this prospectus, the selling stockholders, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholders, may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholders and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.
The Company is required to pay all fees and expenses incident to the registration of the shares other than broker fees and commissions.
The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SCHEDULE 1
The Investor
Name of Company	Address	Jurisdiction of Incorporation
Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Facsimile: Fax: 441 296-0329 Attention: Alastair Macdonald	The Republic of the Marshall Islands